YIGAL ARNON & CO.
ADVOCATES AND NOTARY

Tel Aviv	December 1, 2005
Ref.	6084(67)

Direct Dial:	+972-3-608-7726
Direct Fax:	+972-3-608-7714
E-mail:	davids@arnon.co.il

Ms. Kathleen Collins
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Silicom Ltd. Form 20-F for Fiscal Year Ended December 31, 2004 File No. 000-23288

Dear Ms. Collins:

        On behalf of Silicom Ltd., an Israeli Company (the “Company”), set forth below is the Company’s response to the comment (the “Comment”) of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s report on Form 20-F for the fiscal year ended December 31, 2004 (the “Report”), transmitted by letter dated November 21, 2005 (the “Comment Letter”). For the convenience of the Staff, we have restated the Comment set forth in the Comment Letter.

Item 15. Controls & Procedures, page 62

1.	We note your response to prior comment no. 1 where you indicate you believe the disclosure in Item 15, “based on our evaluation, which was completed within 90 days of the filing date of this annual report,” was correct and in compliance with Section F of the SEC’s Release No. 33-8238. Section F.3 of the Release states “we are adopting as proposed the change of the evaluation date for disclosure controls to ‘as of the end of the period’ covered by the quarterly or annual report.” While we note that your CEO and CFO have concluded that your disclosure controls and procedures were effective as of the end of the period covered by your report, you[r] disclosures continue to indicate that their evaluation was completed within 90 days of the filing date of the annual report and not as of the end of the period covered by the report as required by Release No. 33-8238. Tell us how management’s assessment complied with the requirements of the Release or revise accordingly.

Ms. Kathleen Collins
December 1, 2005

Response: The Company advises the Staff that the evaluation of its disclosure controls and procedures was completed within 90 days of the filing date of the Report; however, such evaluation was made with respect to the Company’s disclosure controls and procedures in effect as of the end of the period covered by the Report. Therefore, the Company stated in Item 15 of the Report that its disclosure controls and procedures were effective “as of the end of the period covered by this report”. The Company shall provide the conclusion required by Item 15(a) of Form 20-F without the language “completed within 90 days of the filing date of this annual report” in future filings.

Kindly contact the undersigned at (972-3) 608-7726, if you have any questions or require additional information.

Very truly yours, /S/ David H. Schapiro David H. Schapiro

cc:	Mr. Eran Gilad Chief Financial Officer